Exhibit (a)(135)

Dear Fellow Employee:

As you know, Oracle’s unsolicited tender offer expired at midnight on Friday. Since then, PeopleSoft’s board of directors has met and considered the results of the tender offer as well as the numerous conversations that the board and management team have had with our major stockholders over the past 10 days.

Following those discussions, the board determined that the tender results do not change its previous conclusion: Oracle’s latest offer is inadequate and PeopleSoft is worth substantially more than the $24 per share offered by Oracle. The board reiterated that it will not sell the company for less than it is really worth and that it believes the company’s business plan creates superior value for stockholders.

Based on numerous recent conversations with our largest stockholders, the board believes that a majority of our stockholders also agree that Oracle’s $24 offer is inadequate and does not reflect PeopleSoft’s real value. This majority is comprised of stockholders who did not tender their shares, as well as the stockholders who tendered but told us that they believe PeopleSoft is worth more than $24 per share.

On November 10th, prior to announcing that the board had concluded that Oracle’s offer was inadequate, members of the Transaction Committee contacted Oracle and advised them that the company would be willing to discuss an offer made by Oracle at an appropriate price — but not $24. The Transaction Committee members told Oracle that its price must reflect both PeopleSoft’s intrinsic value and the fact that PeopleSoft is materially more valuable to Oracle now than it was when Oracle made its inadequate $26 per share offer.

Oracle’s only response has been to repeatedly state that its $24 per share offer is “best and final” and that it will not pay a penny more to PeopleSoft stockholders. Today, the Transaction Committee has sent a letter to Oracle reiterating the board’s position.

Because of all of you we are worth more and others agree. For example, John Torrey, an analyst with Adams Harkness, recently published a research report in which he stated, “... PeopleSoft is clearly worth substantially more than $24/share to a potential acquirer like Oracle — recognizing the company’s recent fundamental strength and giving the company some credit for its improved outlook for 2005, we maintain our fundamentals-based Buy rating and we are raising our price target to $27.”

It is important to remember that the tender results do not mean that Oracle will be able to buy the tendered shares or acquire PeopleSoft. Oracle cannot purchase the tendered shares unless our board removes the shareholder rights plan, also called a “poison pill.” It is designed to protect stockholders by preventing an unsolicited buyer from acquiring a significant percentage of the company’s shares without the board’s approval.

However, we expect that Oracle will try to use the tender results in its current lawsuit challenging the shareholder rights plan in the Delaware Chancery Court. In November we presented a strong case to the court with compelling evidence that the shareholder rights plan is essential to our efforts to protect and enhance shareholder value. Independent experts who have been monitoring this ongoing saga believe that PeopleSoft will prevail and that the Delaware Court will uphold our shareholder rights plan. According to an article in Friday’s Washington Post,“The likelihood that Oracle would prevail in Delaware court is extremely remote, experts said. The Delaware courts repeatedly have upheld the chief defense against a takeover — known as the poison pill — since the 1980s.”

The board also believes that Oracle is likely to start a “proxy contest” in an attempt to replace the four members of our seven person board who are up for re-election at our 2005 annual meeting. The PeopleSoft board will continue to act in the best interests of stockholders and we are confident that our stockholders will be supportive of PeopleSoft.

Right now, our focus is on the future — and we are counting on you to deliver. We entered the fourth quarter with a robust pipeline and a solid plan that positions us for sustained growth in 2005 and beyond. I want you to know that the entire board and management team have complete confidence in all of you and your ability to execute on the strategy.

I continue to be confident in our future.

We are transforming our product strategy and vision for the future by injecting innovation. To help make this happen, we have brought back Aneel Bhusri, a leading expert in the technology industry and Stan Swete, a highly-regarded product-development executive, and promoted Jesper Andersen, one of the most innovative thinkers I have ever met. These industry veterans are the architects of our strategy and they have already begun implementing our plan. Our next step is to present this strategy to our customers, financial and industry analysts, and to all of you.

When we get this strategy in everyone’s hands, demonstrate important steps in our execution, and deliver a solid Q4 performance, a lot more stockholders will understand why we firmly believe in PeopleSoft.

I promise that Kevin, Phil and I will continue to update you as events unfold.

Dave

Forward-Looking Statements

This letter may contain forward-looking statements that state PeopleSoft’s intentions, beliefs, expectations, or predictions for the future. Forward-looking statements often include use of the future tense, words such as “will,” “intends,” “anticipates,” expects,” and similar conditional or forward-looking words and phrases. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. Forward-looking statements in this letter include those relating to PeopleSoft’s anticipated future prospects, actions and performance, the lawsuit in the Delaware Chancery Court and the anticipated proxy contest. Forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the costs and disruption to PeopleSoft’s business arising from the Oracle tender offer and related litigation; the Company’s ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, each as filed with the SEC and available without charge at www.sec.gov and www.peoplesoft.com.

Important Additional Information

PeopleSoft’s Board of Directors will be soliciting proxies for use at the 2005 Annual Meeting of Stockholders, and any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2005 Annual Meeting. Promptly after filing its definitive proxy statement for the 2005 Annual Meeting with the SEC, PeopleSoft will mail the 2005 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting.

PeopleSoft has engaged Innisfree M&A Incorporated to assist it in soliciting proxies from its stockholders. PeopleSoft has agreed to pay customary compensation to Innisfree M&A Incorporated for such services and to indemnify Innisfree M&A Incorporated and certain related persons against certain liabilities relating to or arising out of the engagement. Certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, and directors, officers and employees of PeopleSoft may solicit proxies for the 2005 Annual Meeting, although no additional compensation will be paid in connection with any such solicitation.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer that contains information regarding the potential interests of members of the Board of Directors and members of management in the tender offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 10, 2004 is contained in PeopleSoft’s definitive proxy statement for the 2004 Annual Meeting of Stockholders, dated February 20, 2004. PeopleSoft stockholders should read the Schedule 14D-9 and the 2005 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2005 Proxy Statement (when filed), the 2004 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Permission to use or reproduce the third-party statements excerpted above has neither been sought nor obtained from the authors of publishers thereof.